Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	May 13, 2021

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended March 31, 2021 (“Q1 2021” or the “Quarter”). It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (the “Unaudited Condensed Consolidated Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to US Dollars, unless otherwise stated.

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TABLE OF CONTENTS

1.	Overview

2.	Highlights

3.	Summary Financial Results

4.	Operations at the Blanket Gold Mine, Zimbabwe

4.1	Safety, Health and Environment

4.2	Social Investment and Contribution to the Zimbabwean Economy

4.3	Gold Production

4.4	Underground

4.5	Metallurgical Plant

4.6	Production Costs

4.7	Capital Projects

4.8	Indigenisation

4.9	Zimbabwe Commercial Environment

4.10	Opportunities and Outlook

4.11	Sale of Eersteling

4.12	COVID-19

4.13	Solar project

5.	Exploration

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

11.	Party Transactions

12.	Critical Accounting Estimates

13.	Financial Instruments

14.	Dividend Policy

15.	Management and Board

16.	Securities Outstanding

17.	Risk Analysis

18.	Forward-Looking Statements

19.	Controls

20.	Qualified Person

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1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Zimbabwe. Caledonia’s primary asset is a 64% ownership in Blanket Mine (“Blanket”), a gold mine in Zimbabwe. Caledonia consolidates Blanket into the Unaudited Condensed Consolidated Interim Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American LLC ("NYSE American") (symbol - “CMCL”) and depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2.	HIGHLIGHTS

	Q1 2020	Q1 2021	Comment
Gold produced (oz)	14,233	13,197	Gold produced in the Quarter was 7% lower than the first quarter of 2020 (“the comparable quarter” or “Q1 2020”) due to lower grade and recovery.
On-mine cost per ounce ($/oz)[1]	702	836	On-mine costs increased due to the lower grade and recovery and higher diesel usage
All-in sustaining cost per ounce excl. the export credit incentive ($/oz) (“AISC”)[1]	904	1,077	AISC per ounce increased by 19%, which reflects the increase in on-mine cost per ounce
Average realised gold price ($/oz)[1]	1,566	1,738	The average realised gold price reflects international spot prices
Gross profit[2]	10,560	10,381	Gross profit is broadly unchanged due to the higher gold price offset by increased production costs
Net profit attributable to shareholders	8,240	4,550	Net profit was lower than the comparable quarter which benefitted from higher foreign exchange gains and income from government grants
Basic IFRS earnings per share (“EPS”) (cents)	71.2	37.3	IFRS EPS reflects the movement in IFRS profit attributable to shareholders after adjustment for increased shares in issue
Adjusted EPS[1]	57.3	51.6	Adjusted EPS excludes foreign exchange gains and losses and deferred tax
Net cash from operating activities	10,074	1,963	Cash generation was adversely affected by lower operating profit and a temporary increase in working capital ameliorated by a lower unrealised foreign exchange gain
Net cash and cash equivalents	13,825	13,027	Cash position remains robust and increased in April following the normalisation of working capital

1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC”, “average realised gold price” and “adjusted EPS” are used throughout this document. Refer to section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

Commissioning of Central Shaft underpins anticipated increased production

On April 6, 2021, the Company announced that the Central Shaft had been commissioned and was fully operational. The Central Shaft project has been a six-year project costing approximately $67 million. The shaft is currently hoisting waste arising from the remaining development from Central Shaft to the working areas, thereby relieving pressure on the No.4 shaft which can focus on hoisting ore.

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The successful commissioning of the Central Shaft means that Blanket remains on course to increase production in 2021 to between 61,000 ounces and 67,000 ounces, and to achieve the production target of 80,000 ounces per annum from 2022.

A difficult Quarter but a substantial improvement in April

The challenges which affected operational and financial performance in the Quarter have been addressed:

•	Production was adversely affected by a fall-of-ground in one area of the mine, which has now been resolved;

•	Production was also affected by exceptionally heavy rain which caused underground flooding. Blanket increased its pumping capacity to address the immediate issue and the rainy season has now passed; and

•	Blanket experienced delayed payment for gold deliveries which contributed to higher working capital and depressed operating cashflow in the Quarter. The payment mechanism was changed in the Quarter as a result of which payments have improved and working capital normalised after the end of the Quarter.

Gold production in April was 5,470 ounces, which was higher than plan and represents a 24% improvement on the average monthly production in the Quarter. As a result of higher production in April and resolution of the payments process, Caledonia’s net cash increased by $3.3 million in April.

75% cumulative increase in the quarterly dividend since October 2019

The Company paid a quarterly dividend of 12 cents per share in April 2021. This is the fifth increase in the quarterly dividend in the last 15 months. The total dividend per share has increased by 75% from 6.875 cents in October 2019.

Appointment of an additional non-executive director

In February 2021, the Company announced Mrs Geralda Wildschutt had joined the board of directors of the Company as an independent non-executive director. Mrs Wildschutt has over 25 years’ experience working in social development and stakeholder management. She has consulted to Anglo American, Gold Fields, Ivanhoe Mines and South32 on a range of social performance areas including social investment, compliance with Environmental, Social and Governance (“ESG”) guidelines, human rights and social impact assessments, strengthening of community trusts, capacity building and systems development.

Strategy and Outlook

Caledonia’s immediate strategic focus following the commissioning of the Central Shaft project is to increase production, reduce operating costs and increase the flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future.

Caledonia will conduct exploration at the two optioned properties in Zimbabwe and will consider further investment opportunities in Zimbabwe and elsewhere.

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3.	SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the Quarter and Q1 2020 prepared under IFRS.

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)

($’000’s)	3 months ended March 31
	2020	2021
Revenue	23,602	25,720
Royalty	(1,182)	(1,289)
Production costs	(10,687)	(12,857)
Depreciation	(1,173)	(1,193)
Gross profit	10,560	10,381
Other income	1,918	23
Other expenses	(208)	(258)
Administrative expenses	(1,547)	(1,610)
Net foreign exchange gain	2,223	273
Cash-settled share-based payment	(184)	(152)
Fair value losses on derivative assets	(35)	(114)
Operating profit	12,727	8,543
Net finance costs	(138)	(118)
Profit before tax	12,589	8,425
Tax expense	(2,910)	(3,002)
Profit for the period	9,679	5,423

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(1,351)	(202)
Total comprehensive income for the period	8,328	5,221

Profit attributable to:
Shareholders of the Company	8,240	4,550
Non-controlling interest	1,439	873
Profit for the period	9,679	5,423

Total comprehensive income attributable to:
Shareholders of the Company	6,889	4,348
Non-controlling interest	1,439	873
Total comprehensive income for the period	8,328	5,221

Earnings per share (cents)
Basic	71.2	37.3
Diluted	71.1	37.2
Adjusted earnings per share (cents)
Basic	57.3	51.6
Dividends declared per share (cents)	7.5	11.0

Revenue in the Quarter was 9% higher than the comparable quarter due to an 11% increase in the average realised gold price offset by a 2% decrease in the quantity of gold sold. Gold sales in the Quarter include 1,584 ounces of gold that were included in work in progress at the end of the preceding quarter and were sold at the beginning of the Quarter (Q1 2020: 823 ounces). There was no work in progress at the end of the Quarter. Gold production is discussed in section 4.3 of this MD&A.

Despite the increased revenue, profit attributable to shareholders was 45% lower than the comparable quarter. This was due to a combination of higher operating costs, lower foreign exchange gains, the absence of any export incentive credit and higher deferred tax.

The royalty rate payable to the Zimbabwe Government was unchanged at 5% in the Quarter and the royalty expense increased proportionately to the increase in the average realised gold price.

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Production costs increased by 20.3% in the Quarter compared to the comparable quarter. As set out in section 4.6, production costs per tonne milled in the Quarter increased by 4% which was mainly due to higher electricity costs because of the increased use of diesel generators in the Quarter due to the continued instability of the grid supply. Costs are discussed further in section 4.6 of this MD&A.

Other income for the Quarter was negligible at $23; other income in the comparable quarter was $1,918, which mainly comprised the proceeds of the gold support price which is discussed in section 4.9 and was terminated in 2020. There was no revenue from this source in the Quarter.

Other expenses are detailed in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements and include donations of $74 to the community to assist its efforts to address the COVID-19 pandemic.

Administrative expenses are detailed in note 9 to the Unaudited Condensed Consolidated Interim Financial Statements and include the costs of Caledonia’s offices and personnel in Johannesburg, the UK, Jersey and Harare which provide the following functions: technical services, finance, procurement, investor relations, corporate development, legal and company secretarial. Administrative expenses in the Quarter were 4% higher than the comparable quarter. The increase in the expense was due to higher employee costs which reflects the increase in personnel in the areas of geology, rock mechanics and investor relations and the weakening of the US Dollar against Sterling and the South Africa Rand which increased the US Dollar cost of employees whose remuneration is denominated in those currencies.

Net foreign exchange movements relate to gains and losses arising on monetary assets and liabilities that are held in currencies other than the US Dollar. Foreign exchange movements principally arose due to the further devaluation of the Zimbabwe currency against the US Dollar which is discussed in section 4.9 of this MD&A. The net gain in the Quarter was smaller than in previous periods because of the slower rate of devaluation in the Quarter than in previous quarters.

The cash-settled share-based payment expense reflects an accrual for a payment which is expected to arise from the long-term incentive plan (“LTIP”) awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”) to certain executives, heads of department and staff in the form of Restricted Share Units (“RSUs”) and Performance Units (“PUs”). LTIP awards may be settled in cash or, subject to conditions, shares or a combination of both at the request of the award holder. The LTIP expense reflects a combination of factors, including the change in the Company’s share price. Further information on the calculation of the charge is set out in note 10 to the Unaudited Condensed Consolidated Interim Financial Statements.

The fair value loss on derivative assets in the Quarter was in respect of a gold ETF which was purchased in April 2020 by Caledonia Mining South Africa Proprietary Limited (“CMSA”) to protect against devaluation of the South African Rand against the US Dollar. South African foreign exchange restrictions do not allow CMSA to hold US Dollars in South Africa and administrative delays at commercial banks and the South African Reserve Bank impede CMSA’s ability to move cash around the Group as rapidly as operational considerations require. Accordingly, to protect the increased cash holding against devaluation of the South African Rand the surplus Rands were used to purchase a gold ETF. The ETF was liquidated after the end of the Quarter and the sale proceeds remitted to Jersey.

The tax expense comprises the following:

Analysis of Consolidated Tax expense/(credit) for the Quarter
($’000’s)
	Zimbabwe	South Africa	Total
Income tax	803	12	815
Withholding tax
Management Fee	-	29	29
Deemed Dividend	64	-	64
Deferred tax	2,105	(11)	2,094
	2,972	30	3,002

The overall effective taxation rate in the Quarter was 35.6%, the majority of which was made up of deferred tax in Zimbabwe.

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Income tax in Zimbabwe is calculated at 24.72% of taxable profits (2020: 25.75%) which is IFRS profit before tax (in local currency terms) after adjustments which include the deduction of the government royalty, the add-back of depreciation and the deduction of capital expenditure in the year. The effective Zimbabwe income tax rate for the Quarter as a percentage of IFRS gross profit (which approximates to the on-mine profit before tax) was 7.7% which is lower than the headline rate of income tax due to the combined effect of the adjustments to IFRS profit set out above.

Deferred tax reflects the difference between the accounting and tax treatments of capital investment: 100% of capital expenditure is deductible in the year in which it is incurred for the purposes of calculating Zimbabwean income tax; whereas for accounting purposes depreciation commences when the project enters production. The deferred tax calculation is also affected by unrealised foreign exchange movements and the requirement that tax computations are calculated using accounts denominated in local currency. The deferred tax charge for the Quarter was high due to the high level of capital investment.

South African income tax arises on intercompany profits arising at CMSA.

Withholding tax is Zimbabwean withholding tax on the management fees paid to CMSA and on dividend payments from Zimbabwe to the UK; South African withholding tax arose on dividends paid from CMSA to its parent company in the UK.

Following the acquisition by the Company of a further 15% interest in Blanket in January 2020, the effective non controlling interest share in profit or loss reduced from 16.2% to 13.2% of Blanket’s net profit. The non-controlling interest is discussed further in section 4.9.

Risks that may affect Caledonia’s future financial condition are discussed in sections 4.9 and 17.

The table below sets out the consolidated statements of cash flows for the Quarter and the comparable quarter prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited)
($’000’s)	3 months ended March 31
	2020	2021
Cash flows from operating activities
Cash generated from operations	10,933	2,550
Net interest paid	(140)	(123)
Tax paid	(719)	(464)
Net cash from operating activities	10,074	1,963

Cash flows used in investing activities
Acquisition of property, plant and equipment	(4,693)	(6,344)
Investment in exploration and evaluation assets	-	(190)
Proceeds from disposal of subsidiary	900	340
Net cash used in investing activities	(3,793)	(6,194)

Cash flows from financing activities
Dividends paid	(969)	(1,692)
Repayment of term loan facility	-	(104)
Payment of lease liabilities	-	(32)
Net cash used in financing activities	(969)	(1,828)

Net increase/(decrease) in cash and cash equivalents	5,312	(6,059)
Effect of exchange rate fluctuations on cash held	(380)	(6)
Net cash and cash equivalents at beginning of the period	8,893	19,092
Net cash and cash equivalents at end of the period	13,825	13,027

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Cash generated from operating activities is detailed in note 18 to the Unaudited Condensed Consolidated Interim Financial Statements which shows that cash generated by operations before working capital changes in the Quarter was $9.7 million compared to $11.7 million in the comparable quarter. The decrease was mainly due to lower operating profit after adjustment for unrealized foreign exchange gains.

Working capital increased in the Quarter mainly due to the increase in trade receivables and prepayments, which was party offset by a reduction in inventories as discussed below in the review of the summarised consolidated statements of financial position.

Investment in property, plant and equipment remains high due to the continued investment in the Central Shaft project, which is discussed further in section 4.7 of this MD&A and in sustaining capital investment.

The investment in exploration and evaluation assets relates to the exploration and appraisal work at the Glen Hume and Connemara North exploration properties as discussed further in section 5.

Proceeds from the disposal of a subsidiary relates to the consideration received in respect of the sale of Eersteling Gold Mining Company Limited (“Eersteling”) as discussed in section 4.11.

Dividends comprise dividends paid by the Company and dividends paid by Blanket to its minority shareholders after deduction of amounts to repay the various advances and loans as discussed in section 4.9. The Company paid a higher dividend during the Quarter of 11 cents per share (Q1 2020: 7.5 cents) which, in conjunction with the increased number of shares in issue following the equity issue in the third quarter of 2020, resulted in an increase in Caledonia’s dividend distributions.

The effect of exchange rate fluctuations on cash held predominantly reflects gains or losses on cash balances held in currencies other than the US Dollar. The effect on cash balances forms part of an overall foreign exchange gain or loss arising on all affected financial assets and liabilities.

The table below sets out the consolidated statements of Caledonia’s financial position at the end of the Quarter and December 31, 2020 prepared under IFRS.

Summarised Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	Dec 31	Mar 31
		2020	2021
Total non-current assets		133,334	138,725
Inventories		16,798	14,363
Prepayments		1,974	3,988
Trade and other receivables		4,962	11,247
Income tax receivable		76	63
Cash and cash equivalents		19,092	13,027
Derivative financial assets		1,184	1,045
Assets held for sale		500	500
Total assets		177,920	182,958
Total non-current liabilities		9,913	10,332
Loans and borrowings – short term portion		408	286
Lease liabilities – short term portion		61	42
Trade and other payables		8,664	8,290
Income taxes payable		495	861
Cash-settled share-based payment - short term portion		336	1,575
Total liabilities		19,877	21,386
Total equity		158,043	161,572
Total equity and liabilities		177,920	182,958

Non-current assets increased due to the continued investment at the Central Shaft and investment to sustain existing operations.

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Inventories reduced from the elevated level at the end of 2020 which reflects the usual increase in holdings of consumables to prepare Blanket for the shut-down in the supply chain from South Africa towards the end of each year. However, inventory levels in general remain high to safeguard against any further disruption to Blanket’s supply chain due to the COVID-19 pandemic.

Prepayments represent deposits and advance payments for goods and services. Prepayments increased by $2,014 in the Quarter of which $1,860 was due to prepayments in respect of the solar project.

Trade and other receivables are detailed in note 16 to the Unaudited Condensed Consolidated Interim Financial Statements and include $7,822 (December 31, 2020: $1,311) due from Fidelity Printers and Refiners (Private) Limited (“Fidelity”) in respect of gold deliveries prior to the close of business on March 31, 2021 and $2,665 (December 31, 2020: $2,278) due from the Zimbabwe Government in respect of VAT refunds. As discussed in section 4.9, in the early part of the Quarter Blanket withheld deliveries of gold to Fidelity due to the late payment by the Reserve Bank of Zimbabwe (“RBZ”) for previous gold deliveries. Responsibility for making payment for gold deliveries changed from the RBZ to Fidelity during the Quarter following which the speed of payments improved which allowed Blanket to deliver all the gold that had been withheld towards the end of the Quarter. The full amount due from Fidelity in respect of gold deliveries was received as it fell due after the end of the Quarter. The amount due in respect of VAT refunds increased because of the increased level of capital procurement during the Quarter; some of the RTGS$ component of the VAT receivable is outside its normal due date and management continues to pursue recovery of all amounts due. Trade receivables also include $760 (December 31, 2020: $1,100) in respect of deferred consideration due on the disposal of Eersteling which is discussed in section 4.11 of this MD&A.

The derivative financial asset relates to the gold ETF which is held by CMSA as discussed in the review of the Statement of Profit or Loss and Other Comprehensive Income.

Assets held for sale comprise the agreed sale value for Mascot, Eagle Vulture and Penzance, the disposal of which is discussed in section 5 of this MD&A.

The distribution of the consolidated cash across the jurisdictions where the Company operates was as follows:

Geographical location of cash ($’000’s)
As at	Mar 31, 2020	Dec 31, 2020	Mar 31, 2021	April 30, 2021
Zimbabwe (including overdraft)	9,461	5,116	2,170	3,179
South Africa	3,010	2,732	1,675	4,003
UK/Jersey	1,354	11,244	9,182	9,151
Total net cash and cash equivalents	13,825	19,092	13,027	16,333

The consolidated cash position at the end of April has improved after the receipt of $7,822 due from Fidelity in respect of gold deliveries which was shown as a receivable at the end of the Quarter. This inflow was offset by significant cash payments in April which included the payment of the Caledonia dividend at the end of April which amounted to $1.45 million.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying financial statements that have been prepared using accounting policies consistent with IFRS.

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	June 30,	Sept 30,	Dec 31,	Mar 31,	June 30,	Sept 30,	Dec 31	Mar 31,
($’000’s except per share amounts)	2019	2019	2019	2020	2020	2020	2020	2021
Revenue from operations	16,520	19,953	23,433	23,602	22,913	25,359	28,128	25,720
Profit attributable to owners of the Company	23,303	7,007	2,390	8,240	5,134	4,433	2,973	4,550
Earnings per share – basic (cents)	210.8	63.4	21.5	71.2	43.1	36.6	24.0	37.3
Earnings per share – diluted (cents)	210.9	63.4	21.3	71.1	43	36.5	23.9	37.2
Net cash and cash equivalents	7,875	8,026	8,893	13,825	11,639	21,562	19,092	13,027

Fluctuations in profit attributable to owners of the Company on a quarterly basis are due to, inter alia, the incidence of substantial foreign exchange profits as discussed in the relevant MD&As and financial statements.

4.       OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021
Fatal	0	0	0	0	0	0	0	0
Lost time injury	0	0	1	1	1	1	3	0
Restricted work activity	7	4	3	1	2	5	1	4
First aid	0	0	0	0	1	0	0	0
Medical aid	1	4	5	0	2	5	5	2
Occupational illness	0	0	0	0	0	0	0	0
Total	8	8	9	2	6	11	9	6
Incidents	15	12	15	9	15	21	14	17
Near misses	2	8	7	3	7	7	7	11
Disability Injury Frequency Rate	1.08	0.62	0.60	0.29	0.42	0.80	0.55	0.53
Total Injury Frequency Rate	1.23	1.23	1.34	0.29	0.83	1.48	1.23	0.79
Man-hours worked (000’s)	1,296	1,297	1,341	1,395	1,443	1,491	1,460	1,509

Although the number of total incidents is generally lower than previous quarters, there was an increase in the number of accidents in the Quarter compared to the comparable quarter due to the suspension of classroom-based safety training due to COVID-19 protocols. Management anticipate that the safety performance will improve following the resumption of the Nyanzvi programme in April.

4.2       Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Zimbabwe Government and its agencies are set out in the table below.

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Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,426
Year	2016	12	-	10,637	10,649
Year	2017	5	-	11,988	11,993
Year	2018	4	-	10,140	10,144
Year	2019	47	-	10,357	10,404
Year	2020	1,689	184	12,526	14,399
Q1	2021	83	100	2,106	2,289

The implementation of corporate social responsibility (“CSR”) projects was hampered in the Quarter because of COVID-19 protocols. Due to the resurgence of the COVID-19 pandemic in the area surrounding Blanket in the Quarter, the focus of the CSR programme shifted towards healthcare. Some of the CSR projects that were implemented in the Quarter were as follows:

•	Health: the final delivery of equipment and consumables was made to the Phakama Clinic Isolation Centre which was constructed by Blanket and handed over to the town council in late 2020. This final delivery coincided with the arrival of the first patients at the clinic in early 2021; and
•	Women and Youth Empowerment: 31 tertiary-level students were accepted by Blanket for 12-month attachments.

4.3        Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 8 quarters, the years 2018, 2019 and 2020 and April 2021 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2018	560,913	3.26	92.9	54,511
Quarter 1	2019	122,389	3.26	93.4	11,948
Quarter 2	2019	135,847	3.11	93.2	12,712
Quarter 3	2019	142,706	3.19	93.2	13,646
Quarter 4	2019	155,389	3.61	93.8	16,876
Year	2019	556,331	3.31	93.4	55,182
Quarter 1	2020	140,922	3.35	93.8	14,233
Quarter 2	2020	143,210	3.13	93.9	13,499
Quarter 3	2020	157,343	3.19	93.9	15,155
Quarter 4	2020	156,487	3.19	93.5	15,012
Year	2020	597,962	3.21	93.8	57,899
Q1	2021	148,513	2.98	93.0	13,197
April	2021	56,919	3.20	93.6	5,470

Gold production for the Quarter was 7.3% lower than the comparable quarter due to a lower grade and lower recovery which were partially offset by an increase in tonnes milled. Tonnes milled and grade are discussed in section 4.4 of this MD&A; gold recoveries are discussed in section 4.5 of this MD&A. As discussed in section 4.12 of the MD&A, the COVID-19 pandemic had no discernable effect on production.

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Monthly production increased substantially in April as the issues which had adversely affected production in the Quarter have been addressed.

4.4        Underground

Tonnes milled in the Quarter were 5.4% higher than the comparable quarter. Tonnes mined in the Quarter was adversely affected by the loss of five production days due to flooding in the mine which resulted from exceptionally heavy rainfall. Blanket recorded 439mm of rainfall in January and February 2021, compared to 184mm in 2020 and 162 mm in 2019. The flooding was rectified by installing extra pumps and an extra pump column in the shaft; the high rainfall levels have now eased as the region moves into the dry season. 56,919 tonnes were milled in April, which was ahead of plan and 15% higher than the average monthly tonnes milled in the Quarter.

The grade in the Quarter was lower than planned and 11.3% lower than the comparable quarter. The lower grade also adversely affected recoveries. The lower grade was mainly due to fall-of-ground issues in AR South, which is a high-grade area of the mine. These issues were addressed during the Quarter and in April the grade recovered to 3.20g/t.

4.5       Metallurgical Plant

Recoveries in the Quarter were 93.0% - lower than any previous quarter since 2018 notwithstanding the commissioning of the new oxygen plant in October 2019 and the upgraded sparging system in the first quarter of 2020. The lower recovery was due to the lower feed grade: the tail grade achieved in the Quarter was 0.210 g/t, only very slightly increased from the 0.209g/t which was achieved in the comparable quarter.

4.6        Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[1], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost per ounce[1], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense (or credit) arising from the LTIP awards less silver by-product revenue. The all-in sustaining cost also includes as a credit (i.e. as a deduction from costs) any revenue from the gold support price (or its predecessor); and

iii.	All-in cost per ounce[1], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per Ounce of Gold Sold (US$/ounce)
	3 months ended March 31
	2020	2021
On-mine cost[1]	702	836
All-in sustaining cost per ounce excl. ECI[1]	904	1,077
All-in cost per ounce[1]	1,049	1,510

______________________________

1 On-mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to section 10 for a reconciliation of these amounts to IFRS.

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A reconciliation of costs per ounce to IFRS production costs is set out in section 10.

On-mine costs

On-mine costs comprises labour, electricity, consumables and other costs such as security and insurance. Production costs are detailed in note 6 to the Unaudited Condensed Consolidated Interim Financial Statements. IFRS production costs includes the costs relating to 1,585 ounces of work in progress which was brought forward and sold at the beginning of the Quarter which amounted to $1,020 (Q1 2020: 823 ounces at a cost of $376). On mine costs incurred in the Quarter were largely as planned other than the cost of diesel generated electricity which was $602 in the Quarter (Q1 2020: $336) due to the increased use of generators in the Quarter (2,620 hours compared to 926 hours in the comparable quarter). The table below shows on-mine cost per tonne milled in the Quarter and the comparable quarter.

On-mine cost per tonne
	3 months ended March 31
	2020	2021
On-mine cost (per note 10.1)	10,576	12,352
Less cost of work in progress	(376)	(1,166)
On-mine cost incurred in the Quarter	10,200	11,186
Tonnes milled (tonnes)	140,922	148,513
On-mine cost per tonne milled ($/tonne)	72.38	75.32

The on-mine cost per tonne milled in the Quarter increased by 4% due to higher electricity costs because of the increased use of diesel generators in the Quarter because of the continued instability of the grid supply. On-mine cost per ounce increased by 19% from $702/oz in the comparable quarter to $836/oz. This increase was due to the increased cost per tonne which was amplified by the effect of the lower grade.

All-in sustaining cost

The all-in sustaining cost per ounce in the Quarter excluding the export credit incentive was 19% higher than the comparable quarter which is similar to the increase in the on-mine cost per ounce.

All-in cost

All-in cost includes investment in expansion projects which remained at a high level in the Quarter due to the continued investment at Blanket, as discussed in section 4.7 of this MD&A.

4.7       Capital Projects

The main capital development project is the Central Shaft which will allow for three new production levels below the current operations; a fourth level is intended to be added in due course via a decline construction. Shaft sinking commenced in early 2015 and the shaft reached its target depth of 1,204 metres (approx. 4,000 feet) in July 2019. Work on equipping the shaft commenced in early January 2020, it was commissioned at the end of the Quarter and commercial operations commenced in April 2021. Central shaft is currently being used to hoist development waste – thereby freeing up capacity at No. 4 Shaft to hoist ore.

In addition to the Central Shaft, work continued on the following developments:

•	Blanket: this section is now largely developed between 750m and 870m.
•	AR Main Decline: the orebody has been opened up to 810m;
•	AR South: development took place between 810m and 870m; and
•	Eroica Decline 3: the orebody has been opened up on 795m and 810m.

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Following the commissioning of Central shaft capital development is planned to accelerate on the 30 (990m) and 34 (1110m) levels in a northerly direction towards Eroica and southerly towards Blanket and AR South.

4.8       Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this section and in certain other sections throughout this MD&A refers to the Zimbabwe company that owns Blanket Mine) were completed on September 5, 2012 following which Caledonia owned 49% of Blanket and received a Certificate of Compliance from the Zimbabwe Government which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

Following the appointment of President Mnangagwa in 2017 the requirement for gold mining companies to be indigenised was removed by a change in legislation with effect from March 2018. On November 6, 2018, the Company announced that it had entered into a sale agreement with Fremiro to purchase Femiro’s 15% shareholding in Blanket for a gross consideration of $16.7 million which was to be settled through a combination of the cancellation of the loan between the two entities which stood at $11.5 million as at June 30, 2018 and the issue of 727,266 new shares in Caledonia at an issue price of $7.15 per share. This transaction was completed on January 20, 2020 following which Caledonia has a 64% shareholding in Blanket and Fremiro held approximately 6.3% of Caledonia’s enlarged issued share capital.

As a 64% shareholder, Caledonia receives 64% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans at March 31, 2021 was $18.6 million (March 31, 2020: $19.2 million). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Blanket declared dividends in the Quarter which resulted in a net reduction of $64 on the outstanding balance of the facilitation loans after accrued interest. The dividends attributable to GCSOT, which holds 10% of Blanket, are withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $0.6 million at March 31, 2021 (December 31, 2020; $0.99 million). In February 2020, Blanket agreed to a request from GCSOT that the terms of the debt relating to the repayment of the advance dividends be amended so that GCSOT might receive 20% of its attributable dividend and the balance of 80% will be applied to repay the advance dividends.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements.

4.9       Zimbabwe Commercial Environment

Monetary Conditions

The current situation in Zimbabwe can be summarized as follows:

•	There continues to be a shortage of foreign currency in Zimbabwe, although in recent months the situation may have improved due to increased domestic agricultural production and higher electricity generation from the Kariba hydro-electricity plant (which reduce the need for imports of food and electricity respectively) and seasonal export revenues from the sale of tobacco. Blanket had satisfactory access to foreign exchange during the Quarter.

•	The rate of annual inflation increased from 5% in September 2018 to approximately 500% by December 2019; the rate of inflation appears to have moderated to an annual rate of 194.1% for the 12 months to the end of April 2021. A high rate of inflation has little effect on Blanket’s operations because Blanket’s employee remuneration is partly paid in US Dollars and the local currency component is adjusted each month to reflect the increased cost of living – this is discussed further below.

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•	Since October 2018, bank accounts in Zimbabwe have been bifurcated between Foreign Currency Accounts (“FCA”), which can be used to make international payments, and local currency (known as “ZWL$”, “RTGS Dollars” or “RTGS$”) accounts which can only be used for domestic transactions.

•	On February 20, 2019 the RBZ allowed inter-bank trading between currency held in the RTGS$ system and the FCA system. Prior to this, the RBZ had stipulated that a Dollar in the RTGS system was worth 1 US Dollar in the FCA system. The interbank exchange rate at each quarter end since the introduction of the interbank rate in February 2019 is set out below.

Interbank Exchange Rates (ZWL$:US$1)
February 20, 2019	2.50
March 31, 2019	3.00
June 30, 2019	6.54
September 30, 2019	15.09
December 31, 2019	16.77
March 31, 2020	25.00
June 30, 2020	57.36
September 30, 2020	81.44
December 31, 2020	81.79
March 31, 2021	84.40
May 11, 2021	85.60

•	The interbank trading mechanism addressed the most pressing difficulty that emerged after the October 2018 policy implementation, being the erosion of the purchasing power of Blanket’s employees due to rapidly increasing retail prices which had an adverse effect on employee morale. Management has increased RTGS$-denominated remuneration so that it remains more closely aligned to the US Dollar value using the interbank rate. This has alleviated some of the financial distress experienced by Blanket employees. In February 2020, the RBZ announced its intention to further liberalise the interbank market with the objective of increasing liquidity and transparency. However, in response to the COVID-19 pandemic, the Minister of Finance subsequently reversed this policy and re-established a fixed exchange rate of ZWL$25:US$1 with effect from March 6, 2020. On June 23, 2020, the RBZ introduced an “auction system” whereby, on a weekly basis, buyers and sellers of local currency and foreign exchange submit tenders which the RBZ uses to determine a revised interbank rate.

•	Zimbabwean gold producers, including Blanket, are required to sell their gold to Fidelity. Prior to May 26, 2020, 55% of the sale proceeds were received in US Dollars and the balance was received in RTGS$. From May 26, 2020 gold producers received 70% of their sale proceeds in US Dollars and the balance was received in RTGS$. With effect from 7 January 2021, gold producers receive 60% of their revenues in US Dollars and the balance in RTGS$. Blanket uses the US Dollar component to pay for imported goods, services and a portion of the electricity bill and wages and salaries at Blanket; the RTGS$ component is used to pay for goods and services procured in Zimbabwe, the remaining portion of the electricity bill and wages and salaries at Blanket and payroll taxes and a proportion of Blanket’s income tax.

•	After the reduction in the proportion of revenues received in US Dollars from 70% to 60% with effect from January 7, 2021, Blanket has participated in the weekly auction system to recover the additional 10% of US Dollars that is surrendered for local currency. Blanket has, received allocations from the auctions which largely compensate for the US Dollars lost by the increased surrender requirement. However, Blanket has experienced substantial delays in receiving the US Dollars to settle allocations. Despite the increased surrender requirement and delays in receipt of auction proceeds, Blanket has increased the proportion of its expenditure that is effected in local currency and it has not accumulated excess local currency.

•	Blanket sells its gold production to Fidelity, which refine and on-sells the gold into the international market. During the Quarter responsibility for making payments for gold deliveries from the Blanket Mine moved from the RBZ to its gold refining subsidiary Fidelity. This move has simplified and improved the mechanism for making payments for the gold it produces, which in the early months of 2021 had been subject to some delays and complications. Those issues have now been fully resolved with full catch up of delayed payments and the new system is operating well.

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•	Throughout these developments and to the date of issue of the Unaudited Condensed Consolidated Interim Financial Statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Gold support price

Blanket sells gold to Fidelity at a price which is 98.75% of the price fixed by the London Bullion Market Association (the “LBMA price”).

Prior to February 20, 2019, Blanket, in common with the other gold producers, received the Export Credit Incentive (“ECI”) which was a 10% premium to the LBMA price. On February 27, 2019 Caledonia announced the ECI programme had been terminated. However, from March 6, 2019 it became apparent that Blanket’s sales proceeds were calculated at a gross price of $44,000 per kilogram (US$1,368.58 per ounce), which exceeded the prevailing LBMA price. On May 12, 2019, the Company received confirmation from Fidelity of this arrangement, called the “gold support price”, which was intended to incentivize gold producers to increase gold production. The gold support price was not increased when the LBMA gold price subsequently increased above $1,368.58 per ounce and therefore from early June 2019 there was no further income in respect of the gold support price because the LBMA gold price exceeded the gold support price on each delivery date.

On March 16, 2020 Blanket received notification from Fidelity that, henceforth, Blanket would receive an incentive of 25% of the LBMA price. The incentive was receivable in RTGS$ and was calculated at 25% of the LBMA price for each delivery at the prevailing interbank rate. This incentive was withdrawn on May 26, 2020 at the same time as the US Dollar allocation for revenues increased from 55% to 70% as discussed above.

There was no income arising in the Quarter from the ECI and the gold support price; any income from such sources in previous quarters was included as “Government Grant - Other Income” and was treated as a deduction from costs for the purposes of calculating all-in sustaining costs, as set out in section 10.1.

Electricity supply

Blanket experiences interruptions to its power supply from the grid and the supply from the grid is also subject to frequent surges and dips in voltage which, if not controlled, cause severe damage to Blanket’s electrical equipment. To address this matter, in 2019 Blanket increased its diesel generating capacity to 18MW of installed capacity which is sufficient to maintain all operations and capital projects. Caledonia’s board has approved a project to construct a 12 MWac solar project which will provide approximately 27% of Blanket’s average daily electricity demand at a cost of approximately $12 million. This is discussed further in section 4.13.

Water supply

Blanket uses water in the metallurgical process, some of which is pumped from the deeper levels of the mine but most of which is obtained from the “Blanket dam” (which, despite its name, is neither owned nor managed by Blanket Mine) which also supplies water to the nearby town of Gwanda. Blanket is situated in a semi-arid region and rainfall typically only occurs in the period November to February. After several years of below-average rainfall, the 2020/2021 rainy season has been excellent, the dam is filled to its maximum capacity and management believes water supply is now satisfactory.

Taxation

The main elements of the Zimbabwe tax regime insofar as it affects Blanket Mine and Caledonia are as follows:

•	A royalty is levied on gold revenues at a rate of 5% paid in RTGS$ if the gold price is above $1,200 per ounce; a royalty rate at 3% applies if the gold price is below $1,200. With effect from January 1, 2020 the royalty is allowable as a deductible expense for the calculation of income tax.

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•	Income tax is levied at 24.72% (2020: 25.75%) on profits as adjusted for tax purposes. The main adjustments to profit for the purposes of calculating tax are the add-back of depreciation and most of the management fees paid by Blanket to CMSA. 100% of all capital expenditure incurred in the year of assessment is allowed as a deductible expense. As noted above, the royalty is deductible for income tax purposes with effect from January 1, 2020. The calculation of taxable income is performed using financial records prepared in RTGS$, which has significantly reduced the deferred tax liability.
•	Withholding tax is levied on certain remittances from Zimbabwe i.e. dividend payments from Zimbabwe to the UK and payments of management fees from Blanket to CMSA.

4.10     Opportunities and Outlook

Central Shaft Project to Increase Production and Extend Mine Life

As discussed in section 4.7 following the commissioning of the Central Shaft, production is expected to increase to the targeted rate of approximately 80,000 ounces per annum from 2022 onwards. The Central Shaft will also create the operational flexibility to establish drilling platforms and resume deep-level exploration drilling.

Production Guidance

Production guidance for 2021 is between 61,000 and 67,000 ounces. Production in the Quarter was slightly below expectations in terms of achieving this guidance; production in April was better than expected. The critical factors that influence whether Blanket can achieve this target include:

•	Blanket’s ability to maintain an adequate supply of consumables and equipment. Blanket has increased its inventory levels, but normal transport routes must remain open if there is any resurgence in the COVID-19 pandemic;
•	Blanket’s workforce remaining healthy;
•	Blanket continuing to receive payment in full and on-time for all gold sales; and
•	Blanket and Caledonia continuing to be able to make local and international payments in the normal course of business.

Based on the improved production in April and the commissioning of the Central Shaft as planned at the end of the Quarter, management re-iterates its guidance for the year.

This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Cost Guidance

On-mine cost guidance for 2021 is in the range of $740 to $815 per ounce; guidance for AISC is $985 to $1,080 per ounce. This is forward looking information as defined by National Instrument 51-102. Refer to section 18 of this MD&A for further information on forward looking statements.

Strategy

Caledonia’s immediate strategic focus following the commissioning of the Central Shaft at Blanket is to:

•	increase production to the target rate of 80,000 ounces of gold per annum from 2022; and
•	re-commence deep level drilling at Blanket with the objective of extending the life of mine beyond the current horizon of 2034.

Caledonia will continue preliminary exploration at the two exploration properties in Zimbabwe over which it has options, as discussed further in section 5 of this MD&A. Caledonia will also evaluate further investment opportunities in Zimbabwe and elsewhere.

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4.11       Sale of Eersteling

On May 31, 2018, the Group entered into a share sale agreement to sell the shares and claims of Eersteling, a South African subsidiary which owns a mine that was on care and maintenance since 1997. The share sale agreement allowed for a purchase price of $3 million to be settled by three payments of $1 million, the last of which fell due on July 30, 2020. The purchaser was unable to make the final payment due to the closure of the operation during the South African lock-down period and the death of two of the purchaser’s principals. Caledonia continues constructive engagement with the purchaser to recover the outstanding consideration of $760 (December 31, 2020: $1,100). An amount of R5 million (US$340) was received in the Quarter in part settlement of the outstanding amount; Caledonia is of the opinion that the remaining outstanding amount is fully recoverable.

4.12       COVID-19

Blanket employs over 1,600 employees the vast majority of whom live with their dependents on the mine village. One case of COVID-19 was recorded at Blanket during 2020; 37 cases of COVID-19 have been detected in 2021 and some cases were detected at the Company’s offices in Harare and amongst its employees in Johannesburg. None of the identified cases resulted in hospitalisation and all infected persons appear to have made a full recovery. Periodic lockdowns from March 2020 in Zimbabwe and South Africa have had a negligible effect on production.

COVID-19 related operating costs such as the cost of protective equipment were $179 in the Quarter. Blanket also donated $290 in the Quarter and $1,322 in 2020 to the community to assist its efforts to address the pandemic.

4.13       Solar project

As noted in section 4.9, Blanket suffers from unstable grid power and load shedding which results in frequent and prolonged power outages. In late 2019 Caledonia initiated a tender process to identify parties to make proposals for a solar project to reduce Blanket’s reliance on grid power. After careful consideration, Caledonia’s board approved the construction of a 12MWac solar plant at a construction cost of approximately $12 million. The plant is expected to provide all of Blanket’s minimum electricity demand during daylight hours; Blanket will continue to rely on the grid and generators to provide additional power during daylight hours and at night. It is estimated that the solar plant will provide approximately 27% of Blanket’s total daily electricity requirement. Battery power is currently too expensive to justify their use to augment the solar project, but the Company will continue to monitor this situation as battery technology develops. The Company will also evaluate a further phase for the solar project to provide Blanket’s peak demand during daylight hours, but this will require an agreement between the Company and the Zimbabwe authorities regarding the treatment of power that will be generated by a second phase that is surplus to Blanket’s requirements.

In 2020 the Company raised $13 million (before commission and expenses) to fund the project through the sale of 597,963 shares at an average price of $21.74 per share.

The status of the project is as follows:

•	the 40-hectare site for the project has been cleared and fenced and is ready for civil work to commence;

•	Caledonia has obtained the necessary licences and permits for the project;

•	Voltalia, an international renewable energy provider, has been appointed as contractor for the project under an engineering, procurement and construction contract; and

•	Caledonia provided Voltalia with a notice to proceed in March 2021 and after the end of the Quarter, made an advance payment of $1,860 for long lead time items that are required to construct the plant.

Project completion is expected in April 2022.

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5	EXPLORATION

Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine and on two new exploration properties in respect of which Caledonia acquired purchase options during the fourth quarter of 2020.

There was no deep exploration drilling in the Quarter. Deep level exploration drilling will re-commence after the Central Shaft and the related development has been completed to provide access to new drilling positions. Exploration at Blanket’s portfolio of satellite properties was suspended in 2016 so that resources could be re-deployed at Blanket. Since then, the Company has evaluated other investment opportunities in Zimbabwe and has concluded that the satellite properties other than GG are unattractive due to their relatively small size, low grade, limited exploration potential, operating complexity and metallurgical incompatibility with the existing Blanket plant. Accordingly, Blanket has agreed to sell the Mascot, Eagle Vulture and Penzance properties for a cash consideration of $500. Completion of this transaction is conditional on the transfer of the claims by the relevant authorities. The GG satellite property remains on care and maintenance.

Glen Hume

In December 2020 Caledonia acquired the exclusive right to explore, for a period of up to 15 months (until February 2022), an area of approximately 350 hectares with substantial evidence of gold mineralisation including historical mining activity. If exploration is successful and at its sole discretion, Caledonia has the right to acquire the mining claims over the area on terms set out in the MD&A for the fourth quarter of 2020.

Caledonia has conducted airborne geophysics to identify exploration targets and preliminary metallurgical work indicating favourable grade and recovery. To date, 1,050m of reverse circulation and 3,683m of diamond drilling has been completed and submitted for assay. A further 1,941 meters of diamond drilling will be done to test the potential for an open pit operation on a portion of the property.

Connemara North

In December 2020 Caledonia announced it had entered into an option agreement which gives the Company the exclusive right to explore for a period of 18 months and subsequently, if exploration is successful and at its sole discretion, acquire the mining claims over an area known as Connemara North. The terms of any option exercise are set out in the MD&A for the fourth quarter of 2020.

Connemara North is the northern section of the currently closed Connemara mine which was previously owned by First Quantum Minerals (“First Quantum”); it was placed on care and maintenance in 2001 and subsequently disposed of in 2003. It has not been commercially mined since this time but before being placed on care and maintenance the Connemara mine produced approximately 20,000 ounces of gold per annum from an open pit heap leach operation. Previous public disclosures made by First Quantum in 2001 indicated that they had plans to expand the existing open pit operations at Connemara mine, when gold prices were approximately $300/oz. It is not possible for Caledonia to verify any of the work performed by previous owners or to ascertain what proportion of any purported resource lies within the boundaries of the Connemara North property over which Caledonia has secured the option. Caledonia has obtained a substantial volume of geological data which it is currently using to create a conceptual geological model which will inform the Scope of Works of the exploration programme which is expected to commence in June 2021. The property is approximately 30km from Glen Hume with good road access between them offering the potential of operating synergies should Caledonia decide to develop both areas.

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6.	INVESTING

An analysis of investment in the Quarter and the years 2018, 2019 and 2020 is set out below.

($’000’s)	2018	2019	2020	2021
Year		Year	Year	Q1
Total Investment – Property, plant and equipment	19,453	20,423	24,778	6,441
Blanket	19,438	20,128	24,315	6,363
Solar	-	-	372	76
Other	15	295	91	2

Outflow due to Total investment – Exploration and evaluation assets	462	172	3,058	190
Connemara North	-	-	300	-
Glen Hume	-	-	2,661	164
Other Satellite properties	462	172	97	26

Investment in property, plant and equipment at Blanket is in terms of the investment plan that was announced in October 2014 and which is discussed in section 4.7 of this MD&A; investment in solar is as discussed in section 4.13. Investment in exploration and evaluation assets is as set out in section 5.

All further investment is expected to be funded by internal cash flows and cash resources.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. The Company has no debt other than loan facilities which are held by Blanket and which were as set out below at March 31, 2021:

Blanket debt facilities
Lender	Date drawn	Principal value	Balance drawn at March 31, 2021	Repayment terms	Security
Term Facilities
Stanbic Bank Zimbabwe Limited	December 2018	RTGS$6 million	RTGS$6 million	Single bullet in December 2021	Unsecured
First Capital Bank Limited	October 2018	RTGS$35 million	RTGS$35 million	4 equal quarterly instalments commencing December 2020	Unsecured
Overdraft facilities
Lender	Date drawn	Principal value	Balance drawn at March 31, 2021	Repayment terms	Security
Stanbic Bank Zimbabwe Limited	August 2019	RTGS$13.5 million	Nil	On demand	Unsecured
First Capital Bank Limited	October 2019	RTGS$10 million	Nil	On demand	Unsecured

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources at March 31, 2021 and at the end of each of the preceding 5 quarters is set out below.

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Liquidity and Capital Resources
($’000’s)
As at	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31
	2019	2020	2020	2020	2020	2021
Overdraft	490	–	–	–	-	-
Term facility	2,471	1,585	721	515	408	286
Gold ETF	–	–	1,112	1,160	1,184	1,045
Cash and cash equivalents in the statement of cashflows (net of overdraft)	8,893	13,825	11,639	21,562	19,092	13,027
Working capital	19,960	22,798	24,937	37,691	34,622	33,179

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in section 3 of this MD&A. The overdraft and term facilities are held by Blanket with Zimbabwean banks with security and repayment periods as detailed in section 7. The Company’s liquid assets as at March 31, 2021 plus anticipated cashflows exceed its planned and foreseeable commitments as set out in section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $19.5 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Unaudited Condensed Consolidated Interim Financial Statements). The Company had the following contractual obligations at March 31, 2021:

Payments due by Period
($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	8,290	-	-	-	8,290
Term loan	286	-	-	-	286
Provisions	137	781	92	2,324	3,334
Capital expenditure commitments	1,426	-	-	-	1,426
Lease Liabilities	42	169	-	-	211
Cash-settled share-based payments	1,575	650	-	-	2,225

The capital expenditure commitments relate to materials and equipment which have been ordered by CMSA and which will be sold on to Blanket and to equipment that has been ordered for the solar project. In addition to the committed purchase obligations set out above:

•	Blanket currently intends to invest a further $15.9 million in 2021; and

•	Caledonia intends to invest $7.5 million on the solar project.

Other than the proposed investment on the solar project and at the exploration properties, the committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the final development relating to the Central Shaft which is discussed in section 4.7 of this MD&A.

Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facilities and, in respect of the solar project and the exploration properties, from Caledonia’s cash resources.

The Group leases property for its administrative offices in Jersey, Harare and Johannesburg; following the implementation of IFRS 16 the Group recognises the liabilities for these leases. As of March 31, 2021, Caledonia had potential liabilities for rehabilitation work on Blanket – if the mine is permanently closed – at an estimated discounted cost of $3.3 million (2020: $3.3 million).

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10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1     Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s unless otherwise indicated)
	3 months ended March 31
	2020	2021
Production cost (IFRS)	10,687	12,857
COVID-19 expenses included in operating cost	-	(78)
Cash-settled share-based expense	(27)	(210)
Less exploration and site restoration costs	(260)	(182)
Other cost and intercompany adjustments	176	(35)
On-mine production cost	10,576	12,352
Gold sales (oz)	15,056	14,781
On-mine cost per ounce ($/oz)	702	836

Royalty	1,182	1,289
Exploration, remediation and permitting cost	81	91
Sustaining capital expenditure	37	235
Administrative expenses	1,547	1,610
Silver by-product credit	(18)	(26)
Share-based payment expense included in production cost	27	210
Share-based payment expense	184	152
All-in sustaining cost	13,616	15,913
Gold sales (oz)	15,056	14,781
All-in sustaining cost per ounce before ECI ($/oz)	904	1,077

ECI	(1,911)	-
All-in sustaining cost	11,705	15,913
Gold sales (oz)	15,056	14,781
All-in sustaining cost per ounce after ECI ($/oz)	777	1,077

COVID-19 donations	-	74
COVID-19 labour and consumable expenses	-	78
Permitting and exploration expenses	33	41
Non-sustaining capital expenditure	4,063	6,206
Total all-in cost	15,801	22,312
Gold sales (oz)	15,056	14,781
All-in cost per ounce ($/oz)	1,049	1,510

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10.2      Average realised gold price per ounce

The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce
($’000’s unless otherwise indicated)
	3 months ended March 31
	2020	2021
Revenue (IFRS)	23,602	25,720
Revenues from sales of silver	(18)	(26)
Revenues from sales of gold	23,584	25,694
Gold ounces sold (oz)	15,056	14,781
Average realised gold price per ounce (US$/oz)	1,566	1,738

10.3     Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors to understand the Company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company
($’000’s unless otherwise indicated)
	3 months ended March 31
	2020	2021
Profit for the period (IFRS)	9,679	5,423
Non-controlling interest share of profit for the period	(1,439)	(873)
Profit attributable to owners of the Company	8,240	4,550
Blanket Mine Employee Trust adjustment	(250)	(34)
Earnings (IFRS)	7,990	4,516
Weighted average shares in issue (thousands)	11,349	12,119
IFRS EPS (cents)	70.4	37.3

Add back/(deduct) amounts in respect of foreign exchange movements
Realised net foreign exchange losses/(gains)	257	(7)
- less tax	(67)	4
- less non-controlling interest	(25)	1
Unrealised net foreign exchange (gains)	(2,483)	(266)
- less tax	397	36
- less non-controlling interest	245	19
Adjusted IFRS profit excl. foreign exchange	6,314	4,303
Weighted average shares in issue (thousands)	11,349	12,119
Adjusted IFRS EPS excl. foreign exchange (cents)	55.6	35.5

Add back/(deduct) amounts in respect of:
Reversal of Blanket Mine Employee Trust adjustment	250	34
Deferred tax	(44)	2,059
Non-controlling interest portion deferred tax and impairment	(50)	(208)
Impairment of property, plant and equipment	-	(51)
Hedge loss	35	114
Adjusted profit	6,505	6,251
Weighted average shares in issue (thousands)	11,349	12,119
Adjusted EPS (cents)	57.3	51.6

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11.	RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12.	CRITICAL ACCOUNTING ESTIMATES

Caledonia's accounting policies are set out in the Unaudited Condensed Consolidated Interim Financial Statements which have been publicly filed on SEDAR. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4 of the Unaudited Condensed Consolidated Interim Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:

i)                 Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Unaudited Condensed Consolidated Interim Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of National Indigenisation and Economic Empowerment Fund (“NIEEF”); and

(b)	100% of the 10% shareholding of GCSOT.

•	This effectively means that NCI is recognised at Blanket at 13.2% of its net assets.

•	The remaining 80% of the shareholding of NIEEF is recognised as a non-controlling interest to the extent that its attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At March 31, 2021 the attributable net asset value did not exceed the balance on the loan account and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust, which owns BETS, and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii)                  Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2018. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take account of any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

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iii)                 Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iv)                  Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

v)                   Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 10 to the Unaudited Condensed Consolidated Interim Financial Statements.

vi)                  Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)                Depreciation

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine plan may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management can demonstrate the economic recovery of resources with a high level of confidence, such additional resources are included in the calculation of depreciation.

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viii)               Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during operations.

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-holes intersections where multiple reefs are intersected;

•	continuity of mineralisation between drill-hole intersections within recognised reefs; and

•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;

•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;

•	cut-off grade;

•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and

•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;

•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and

•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

13.	FINANCIAL INSTRUMENTS

i)	Commodity risk

Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. Caledonia currently has no arrangements to mitigate commodity price risk but continues to assess the requirement for any hedging in the context of, inter alia, the prevailing gold price and Blanket’s production and capital expenditure programme.

ii)	Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before the end of the Quarter, VAT receivables and deferred consideration due in respect of the sale of Eersteling. The amount due in respect of bullion sales was settled in April 2021 as it fell due. The RTGS$ component of the VAT receivable was in arrears at the end of the Quarter. Management continues to engage with the necessary authority to recover the amount due either by cash payment and/or by offset against other tax amounts payable by Blanket.

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iii)	Impairment losses

None of the trade and other receivables is past due at the period-end date other than a tranche of deferred consideration in respect of the sale of Eersteling in respect of which the amount due has been agreed to be paid by the end of the third quarter of 2021.

iv)	Liquidity risk

All trade payables and the bank overdraft have maturity dates that are expected to mature in under 6 months. The term loans are repayable as set out in section 7.

v)	Currency risk

A proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the US Dollar. The financial results and financial position of Caledonia are reported in US Dollars in the Unaudited Condensed Consolidated Interim Financial Statements.

The fluctuation of the US Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

During the second quarter of 2020, Caledonia purchased a gold ETF using a portion of the cash that is held by CMSA in South African Rands to protect against further devaluation of the South African Rand. The ETF was liquidated after the end of the Quarter and the proceeds remitted to Jersey.

As discussed in section 4.9 of this MD&A, the RTGS$ is subject to variations in the exchange rate against the US Dollar. This may result in Blanket’s assets, liabilities and transactions that are denominated in RTGS$ being subject to further fluctuations in the exchange rate between RTGS$ and US Dollars. In addition, the Company may be subject to fluctuations in the exchange rate between the South African Rand and the US Dollar in respect of cash that is held in Rands in South Africa.

vi)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 United States cents which has been paid at the end of July, October, January and April thereafter. The dividend of 6.875 US cents per share effectively maintained the dividend at the previous level of 1.375 United States cents per share, after adjusting for the effect of the consolidation.

On January 3, 2020, the Company announced a 9.1% increase in the quarterly dividend from 6.875 cents to 7.5 cents per share.

On April 1, 2020, the Company announced the deferral of the quarterly dividend that would ordinarily have been declared and paid in April 2020 due to the uncertainty surrounding the COVID-19 pandemic. On April 29, 2020, the Company announced this dividend would be paid at the end of May 2020 at a rate of 7.5 cents per share.

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On June 29, 2020, the Company announced a 13% increase in the quarterly dividend from 7.5 cents to 8.5 cents per share.

On October 1, 2020, the Company announced an 18% increase in the quarterly dividend from 8.5 cents to 10 cents per share.

On January 4, 2021, the Company announced a 10% increase in the quarterly dividend from 10 cents to 11 cents per share.

On April 6, 2021 the Company announced a 9% increase in the quarterly dividend from 11 cents to 12 cents per share. This fifth increase represents a cumulative 75% increase in the quarterly dividend since October 2019. The board will consider the continuation of the dividend and any future increases in the dividend as appropriate in line with its prudent approach to risk management including: Blanket maintaining a reasonable level of production; receiving payment in full and on-time for all gold sales; being able to make the necessary local and international payments and being able to replenish its supplies of consumables and other items.

15.	MANAGEMENT AND BOARD

In January 2021 Leonet Steyn joined the Group as Internal Auditor. Mrs Steyn was previously a senior manager in the IT Risk Assurance division at PriceWaterhouseCoopers in Johannesburg.

In February 2021 the Company announced that Mrs Geralda Wildschutt had joined the board of directors of the Company as an independent non-executive director with immediate effect. Mrs Wildschutt has over 25 years’ experience working in social development and stakeholder management in the fields of social performance, community relations in mining operations, financial services and industry bodies focused on responsible mining. She has been a consultant to Anglo American, Gold Fields, Ivanhoe Mines and South32 on a range of social performance areas including social investment, ESG compliance, human rights and social impact assessments, strengthening of community trusts, capacity building and systems development.

16.	SECURITIES OUTSTANDING

At May 12, 2021, being the last day practicable prior to the publication of this MD&A, Caledonia had 12,118,823 common shares issued and outstanding options to purchase common shares (“Options”) as follows:

Number of Options	Exercise Price	Expiry Date
	Canadian $
18,000	11.5	13-Oct-21
10,000	9.3	25-Aug-24
28,000

The Plan allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant Options on a further 1,183,882 shares at May 12, 2021 on the assumption that all outstanding LTIPs are settled in cash, at the request of the LTIP holders.

17.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	COVID-19 pandemic: The COVID-19 pandemic, and measures that may be taken by governments and other parties to counter the spread of the virus may, inter alia, have the following effects on the Company: its workforce may fall ill which could affect operations; restrictions on transport and travel may impede the Company’s ability to procure consumables, equipment and services which may affect operations and progress on capital projects; the banking system may not operate effectively which may impede the Company’s ability to effect domestic and international payments; it may be difficult to secure a route to market for the gold doré produced by Blanket. In response to these risks, management has: introduced measures to safeguard its employees from the virus; maximised the inventory of consumable stock; engaged closely with its customer, Fidelity, regarding access to refiners and the eventual route to market for Blanket’s production; and management regularly reviews its financial status and projections. However, it must be recognised that the duration and effects of the COVID-19 pandemic are uncertain and therefore not capable of accurate forecasting.

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•	Liquidity risk: The Company aims to generate capital to be able to continue to invest in properties and projects without raising further third-party financing. Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all its anticipated investment needs.

•	Availability of foreign currency: The Company needs access to foreign currency in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. Despite the unstable monetary environment in Zimbabwe and frequent changes to regulations (as discussed in section 4.9), at prevailing gold prices and the current rate of production the Company has access to sufficient foreign currency to continue normal mining operations, to fully implement the investment plan as scheduled and allow Caledonia to remit dividends and loan repayments from Zimbabwe. No assurance can be given that sufficient foreign currency will continue to be available.

•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•	Development risk: The Company is engaged in the implementation of the Central Shaft project as set out in section 4.7 of this MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•	Mineral rights: The Company’s existing mining lease, claims, licences and permits are in good standing. The Company must pay fees etc. to maintain its lease, claims and licences. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect its lease, claims and licences.

•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. The Company currently has no hedging arrangements in place. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: In previous years there were incidences of illegal mining activities on properties controlled by Blanket which resulted in increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases. Those properties most risk from such activity have been sold.

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•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has resulted in frequent interruptions to the power supply at Blanket Mine. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and entering an arrangement with the state-owned electricity company to receive ring-fenced imported power. More recently, production at Blanket has been adversely affected by the instability of the incoming electricity supply. The Company’s board has resolved to install a solar plant which will provide some of Blanket’s power requirements.

•	Water supply: Blanket uses water in the metallurgical process, most of which is obtained from a nearby dam. Blanket is situated in a semi-arid area and rainfall typically occurs only in the period November to February. The most recent rainy season has been better than average and management believes there is enough water in the Blanket dam to maintain normal operations until the next rainy season.

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia and Blanket management teams have been augmented so that, if required, it could provide appropriate support to Blanket if this is required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of foreign currency at a realistic exchange rate to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Zimbabwe Government is unable to pay its liabilities to Blanket. Management believes that it has minimised such risks by complying fully with all relevant legislation, by obtaining all relevant regulatory permissions and approvals and by regular and proactive engagement with the relevant authorities.

•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is owned by the RBZ. The requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity failed to pay Blanket in 2008.. Blanket also experienced delays in payments for gold deliveries in the early part of the first quarter of 2021 before the responsibility for making such payments moved from the RBZ to Fidelity; the timeliness of payments has subsequently improved.

18.	FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Central Shaft project; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

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Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)), availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19.	CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of March 31, 2021. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, at March 31, 2021, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

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The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR at March 31, 2021. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that at March 31, 2021, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. In January 2021 Leonet Steyn joined the Group as Internal Auditor; this is expected to enhance the Company’s ICFR for future reporting periods.

20.	QUALIFIED PERSON

Mr. Dana Roets (B Eng (Min), MBA, Pr..Eng, FSAIMM, AMMSA) is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Roets is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Roets has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.

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